

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Hans Thomas
Chief Executive Officer
10X Capital Venture Acquisition Corp.
1 World Trade Center, 85th Floor
New York, NY 10007

> **Re: 10X Capital Venture Acquisition Corp**
> **Amendment No. 2 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2021**
> **File No. 001-39737**

Dear Mr. Thomas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey A. Letalien